Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965

--------------------------------------------------------------------------------

[Newmont Mining Corporation Logo]      TO NORMANDY SHAREHOLDERS:
[Franco-Nevada Mining
 Corporation Limited Logo]             CHOOSE THE NEWMONT OFFER:
[Normandy Mining Limited Logo]
                                     THE BETTER BID & THE BEST VALUE






NEWMONT IS THE BETTER BID
-------------------------



                           ---------------------------------------- ----------------------------------------
                           |             Newmont                  | |             AngloGold                |
                           |--------------------------------------| |--------------------------------------|
                           |                                      | |                                      |
     BETTER VALUE          |      A$1.90* - 15% premium           | |           A$1.65*                    |
                           |                                      | |                                      |
     MORE CASH             |       A$0.40 - 100% more             | |            A$0.20                    |
                           |                                      | |                                      |
     ENDORSEMENT           |  Recommended by Normandy Board       | |   Rejected by Normandy Board         |
                           ---------------------------------------- ----------------------------------------


*Based on closing prices on 7 December 2001. Based on closing prices on 11
  December 2001, the Newmont bid had a value of A$1.81, compared to a value of A$1.68 for the AngloGold bid. Shareholders are urged to obtain updated quotes on the Normandy, Newmont and AngloGold shares.


NEWMONT OFFERS THE BETTER CURRENCY
----------------------------------




                           ---------------------------------------- ----------------------------------------
                           |             Newmont                  | |             AngloGold                |
                           |--------------------------------------| |--------------------------------------|
     STRONGER CURRENCY     |o  North American scrip               | |o  Rand-based primary listing in      |
                           |                                      | |   South Africa                       |
                           |                                      | |                                      |
     SUPERIOR TRADING      |o  NYSE listed; included in           | |o  Large control block limits         |
     LIQUIDITY             |   S&P 500                            | |   public float and liquidity         |
                           |                                      | |                                      |
                           |o  Public float trades freely in      | |                                      |
                           |   US dollars                         | |                                      |
                           ---------------------------------------- ----------------------------------------



NEWMONT IS THE BETTER COMPANY*
------------------------------



                           ---------------------------------------- ----------------------------------------
                           |             Newmont                  | |             AngloGold                |
                           |------------------------------------- | |--------------------------------------|
     CAPITAL STRUCTURE     |o  Financial strength and flexibility | |o  South African foreign exchange     |
                           |   to finance growth                  | |   controls                           |
                           |                                      | |                                      |
                           |o  Investment grade debt ratings -    | |o  33% Net Debt to Cap                |
                           |   23% Net Debt to Cap                | |                                      |
                           |                                      | |                                      |
     POLITICAL RISK        |o  Approximately 60% of reserves and  | |o  Approximately 58% of reserves and  |
                           |   70% of production in AAA-rated     | |   53% of production in Africa        |
                           |   countries                          | |                                      |
                           |                                      | |o  Rand has declined approximately    |
                           |                                      | |   30% since January 1, 2001          |
                           |                                      | |                                      |
     MINING COMPLEXITY     |o  100% open pit and shallow          | |o  Deep underground mines - more      |
                           |   underground operations             | |   complex and difficult to mine and  |
                           |                                      | |   develop                            |
                           |                                      | |                                      |
     LEVERAGE TO GOLD      |o  US$25 increase in gold price       | |o  US$25 increase in gold price       |
     PRICE                 |   increases annual pre-tax cash flow | |   increases annual pre-tax cash flow |
                           |   by US$162 million                  | |   by US$36 million                   |
                           ---------------------------------------- ----------------------------------------


*Reflects the acquisition of Normandy and Franco-Nevada by Newmont compared to the acquisition of Normandy by AngloGold.


If you have any questions, please call 1-800-507-507 in Australia (toll-free), 61 2 9278 9331 outside of Australia, and 888-750-5835 in the United States and Canada (toll-free).


Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.











Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203